Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023, Spark Networks SE.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Spark Networks SE, effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staff determination on June 21, 2023.
On June 28, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On September 6, 2023, the Company witdrew its appeal. The Company securities were suspended on September 8, 2023.
The Staff determination to delist the Company securities became final on September 8, 2023.